Form 11-K

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                                Ellijay, Georgia

                          Year Ended December 31, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               -------------------
                                    FORM 11-K
                               -------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2001




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           Appalachian Bancshares, Inc.
                           Employees' Savings & Profit Sharing Plan
                           829 Industrial Boulevard
                           Ellijay, Georgia  30540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Appalachian Bancshares, Inc.
                           829 Industrial Boulevard
                           Ellijay, Georgia  30540

                          Appalachian Bancshares, Inc.
                              Employees' Savings &
                              Profit Sharing Plan
                       Financial Statements and Schedules
                           December 31, 2001 and 2000




                                    CONTENTS



Independent Auditors' Report..................................................................................    3

Financial Statements
   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000...........................    4
   Statements of Changes in Net Assets Available for Benefits for the
     Years Ended December 31, 2001 and 2000...................................................................    5
   Notes to Financial Statements..............................................................................    6

Supplemental Schedules
   Schedule of Assets Held for Investment Purposes as of December 31, 2001....................................   12
   Schedule of Assets Held for Investment Purposes as of December 31, 2000....................................   14
   Schedule of Reportable Transactions for the Year Ended December 31, 2001...................................   16
   Schedule of Reportable Transactions for the Year Ended December 31, 2000...................................   17


                          INDEPENDENT AUDITORS' REPORT

Plan Administrator
Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. The Plan amends and restates, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan (the "Previous Plan"). The financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Previous Plan, as of December 31, 2000, were audited by other auditors whose report dated July 19, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and of the Previous Plan, as of December 31, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Plan and the Previous Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Birmingham, Alabama               /s/  Schauer, Taylor, Cox, Vise & Morgan, P.C.
July 9, 2002
                                       Schauer, Taylor, Cox, Vise & Morgan, P.C.


   Member of American Institute of Certified Public Accountants, SEC Practice
          Section and Alabama Society of Certified Public Accountants

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000



                                                                                      2001               2000
                                                                                 ---------------   ----------------
Assets

Investments at Fair Value
   Cash and money market funds...............................................    $        88,571   $         15,267
   Mutual funds and collective trusts........................................             72,659            169,722
   Sponsor company common stock..............................................          3,278,370          2,730,504
   Participant loans.........................................................             30,000                 --
                                                                                 ---------------   ----------------
     Total Investments at Fair Value.........................................          3,469,600          2,915,493
                                                                                 ---------------   ----------------



Total Assets and Net Assets Available for Benefits...........................    $     3,469,600   $      2,915,493
                                                                                 ===============   ================


                        See notes to financial statements

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Years Ended December 31, 2001 and 2000



                                                                                      2001               2000
                                                                                 ---------------   ----------------
Additions To Net Assets Attributed To:
   Investment Income
     Unrealized appreciation of investments..................................    $       218,558   $        869,247
     Investment income (loss)................................................            (14,070)             8,897
                                                                                 ---------------   ----------------
       Total Investment Income...............................................            204,488            878,144

   Contributions
     Employer contributions..................................................            265,008            205,906
     Employee contributions..................................................            149,323            113,382
     Rollover contributions..................................................             24,678                 --
                                                                                 ---------------   ----------------
       Total Contributions...................................................            439,009            319,288
                                                                                 ---------------   ----------------

       Total Additions.......................................................            643,497          1,197,432
                                                                                 ---------------   ----------------


Deductions from Net Assets Attributed To:
     Plan benefit payments...................................................             71,135             27,314
     Trustee fees............................................................             18,255              5,915
                                                                                 ---------------   ----------------
       Total Deductions......................................................             89,390             33,229
                                                                                 ---------------   ----------------

Net Increase.................................................................            554,107          1,164,203

Net Assets Available for Benefits - Beginning of Year........................          2,915,493          1,751,290
                                                                                 ---------------   ----------------

Net Assets Available for Benefits - End of Year..............................    $     3,469,600   $      2,915,493
                                                                                 ===============   ================


                        See notes to financial statements

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 1 - Summary of Significant Accounting Policies

The Gilmer County Bank's Board of Directors authorized the adoption of the Georgia Bankers Association's Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank's 401(k) Plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. (the "Company") became the adopting company and sponsor of the Gilmer County Bank Section 401(k) Profit Sharing Plan, which was renamed the "Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan."

On December 1, 1998, the Company purchased First National Bank of Union County. Effective with this purchase, the Company signed a joinder agreement and amended the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan whereby the employees of First National Bank of Union County became fully participating members of that plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

On October 1, 2001, the Company adopted the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan (the "Plan") which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan. Pentegra Group, Inc. ("Pentegra") provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Basis of Accounting - The accompanying financial statements and schedules of the Plan and its predecessor, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Investments - The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, whichever is considered a more appropriate estimation of fair value. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Internal Revenue Service (the "IRS") has informed Pentegra, by a favorable approval letter dated March 7, 2002 (the "Favorable Approval Letter"), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the "IRC") for use by employers for the benefit of their employees. The favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC. The Company has submitted or will submit the Plan to the IRS for a determination of qualification under Section 401 of the IRC (see Exhibit 5.2 to this Form 11-K). [The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.]

Related Party Transactions - Certain investments are shares of the Company's common stock and qualify as party-in-interest (see Note 5).

Non-participant Directed Investment - The majority of the Company's common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.


Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents (see Exhibits 10.3 and 10.4 to this Form 11-K) for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 1,000 hours of employment (250 hours of employment if the contribution determination period is a period of 3 months), or retired, died or became totally and permanently disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

                Years of                                     Vested
            Credited Service                               Percentage

               Less than 2                                      0%
                    2                                          20%
                    3                                          40%
                    4                                          60%
                    5                                          80%
                    6                                         100%

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant's account (not to exceed 50% of the participant's vested account) and bear interest at the Barron's Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments - Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants' accounts pursuant to the master plan. Benefits are recorded when paid.

Forfeited Accounts - Forfeited accounts will be reallocated to participants in the same manner as employer contributions.


Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Stock Split - On April 30, 2000, the Company effected a two-for- one stock split to shareholders of record as of the close of business on April 12, 2000.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

     S&P Stock Fund                      Growth & Income Asset Allocation Fund
     Stable Value Fund                   Growth Asset Allocation Fund
     S&P Midcap Stock Fund               Appalachian Bancshares, Inc. Stock Fund
     Money Market Fund                   S&P 500/ Growth Stock Fund
     Government Bond Fund                S&P 500/ Value Stock Fund
     International Stock Fund            Russell 2000 Stock Fund
     Income Plus Asset Allocation Fund

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.

Note 3 - New Accounting Literature

Statement of Position 99-3 - The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs.


Note 4 - Investments

The following presents investments at December 31, 2001 and 2000 that represent 5% or more of the net assets of the Plan and the Previous Plan, respectively:

                                                                                      2001               2000
                                                                                 ---------------   ----------------
Appalachian Bancshares, Inc. Common Stock,
   218,558 and 195,036 shares, respectively..................................    $     3,278,370   $      2,730,504


During 2001 and 2000, the investments by the Plan and the Previous Plan (including gains and losses on investments sold during the year) appreciated in value by $204,488 and $878,144, respectively, as follows:


                                                                                      2001               2000
                                                                                 ---------------   ----------------
Mutual funds and collective trusts...........................................    $       (14,070)  $        (11,097)
Common stock.................................................................            218,558            889,241
                                                                                 ---------------   ----------------

                                                                                 $       204,488   $        878,144
                                                                                 ===============   ================


Note 5 - Party-in-Interest Transaction

At December 31, 2001 and 2000, the Plan and the Previous Plan held investments in the Company's common stock valued at $3,278,370 and $2,730,504, respectively. During 2001, the Plan had recognized appreciation of $218,558. During 2000, the Previous Plan had recognized appreciation of $889,241.

                             SUPPLEMENTAL SCHEDULES

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2001

                     Sponsor EIN 58-2242407, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------
Mutual Funds:

Barclays Global Investors
Equity Index/S&P 500                                         539 shares          N/A **          $            8,246

Barclays Global Investors
Midcap                                                       756 shares          N/A **                      14,097

Barclays Global Investors
Government/Money Market                                   15,051 shares          N/A **                      15,051

Barclays Global Investors
Bond/20 + TSY                                                 21 shares          N/A **                         311

Barclays Global Investors
Stable Value                                                 195 shares          N/A **                       2,591

Barclays Global Investors
International Fund                                            57 shares          N/A **                         541

Barclays Global Investors
Income Plus Fund                                             736 shares          N/A **                       9,667

Barclays Global Investors
Growth and Income Fund                                     1,489 shares          N/A **                      19,369

Barclays Global Investors
Growth Fund                                                  686 shares          N/A **                       8,603

Barclays Global Investors
S&P 500/Value                                                368 shares          N/A **                       3,714

Barclays Global Investors
S&P 500/Growth                                               466 shares          N/A **                       3,985

Barclays Global Investors
Russell 2000                                                 131 shares          N/A **                       1,535


                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                                December 31, 2001

                     Sponsor EIN 58-2242407, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------
Common Stock:

*  Appalachian Bancshares, Inc.
Common Stock                                         218,558 shares        $        1,675,859    $        3,278,370

*  Appalachian Bancshares, Inc.
Cash-Escrow Funds                                                                      73,520                73,520

Participant Loan                                     A loan at 5.75%
                                                        maturing
                                                      January 2006                         --                30,000
                                                                           ------------------    ------------------

                                                                           $        1,749,379    $        3,469,600
                                                                           ==================    ==================




*    Indicates a party-in-interest

**   Cost information has been omitted for participant directed investments

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2000

                     Sponsor EIN 58-2242407, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------
Mutual Funds:

Fidelity Investments
Strong Advantage                                         791 shares             N/A **           $            7,819

Fidelity Investments
Fidelity Daily Advantage
Money Market                                           4,954 shares             N/A **                        4,954

Fidelity Investments
Dreyfus Short Term Income                              2,500 shares             N/A **                       29,770

Fidelity Investments
Pimco Total Return II Administrative                   3,240 shares             N/A **                       32,761

Fidelity Investments
Fidelity Spartan US Equity Index                         250 shares             N/A **                       11,703

Fidelity Investments
Janus Fund                                               543 shares             N/A **                       18,087

Fidelity Investments
Weitz Value                                              284 shares             N/A **                       10,019

Fidelity Investments
Franklin Small Cap Growth A                              267 shares             N/A **                       10,505

Fidelity Investments
Janus Worldwide                                          183 shares             N/A **                       10,431

Fidelity Investments
Third Avenue Value                                       173 shares             N/A **                        6,255

Fidelity Investments
Davis New York Venture Class A                           676 shares             N/A **                       19,438

Fidelity Investments
American Century 20th
International Growth                                     476 shares             N/A **                        5,199


                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED

                                December 31, 2000

                     Sponsor EIN 58-2242407, Plan Number 001


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------
Mutual Funds - Continued:

Fidelity Investments
Fidelity Money Market                                   15,267 shares           N/A **           $           15,267

Fidelity Investments
Fidelity Cash Reserves                                   2,781 shares           N/A **                        2,781



Common Stock:

* Appalachian Bancshares, Inc.
  Common Stock                                         195,036 shares      $        1,346,551             2,730,504
                                                                           ------------------    ------------------

                                                                           $        1,346,551    $        2,915,493

*    Indicates a party-in-interest

**   Cost information has been omitted for participant directed investments.


                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                          Year Ended December 31, 2001




                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                  (c)              (d)             (g)          Asset on             (i)
               Asset                 Purchase          Selling          Cost         Transaction          Gain
            Description                Price            Price         of Asset          Date             (Loss)
--------------------------------   -------------   -------------   --------------   --------------   --------------
Appalachian Bancshares, Inc.
Common Stock                       $     329,308   $          --   $      329,308   $      329,308   $           --


* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                                       16

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                          Year Ended December 31, 2000




                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                  (c)              (d)             (g)          Asset on             (i)
               Asset                 Purchase          Selling          Cost         Transaction          Gain
            Description                Price            Price         of Asset          Date             (Loss)
--------------------------------   -------------   -------------   --------------   --------------   --------------
Appalachian Bancshares, Inc.
Common Stock                       $     205,906   $          --   $      205,906   $      205,906   $           --


* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                              REQUIRED INFORMATION




Financial Statements

     4. In lieu of the requirements of Items 1 through 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2001 and 2000 are presented on pages 3 through 17.

Exhibits.  The following exhibits are filed with this statement:

         Exhibit No.                Description

         5.2                        Undertaking to submit the Plan to the
                                    Internal Revenue Service. *

         10.1 Adoption Agreement for the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan.

         10.2 Pentegra Services, Inc. Employees' Savings & Profit Sharing Plan Basic Plan Document, and the following related documents: Trust Agreement by and between Appalachian Bancshares, Inc. and the Bank of New York; Custody Agreement by and between Tracy R. Newton, Kent W. Sanford and Joseph Hensley, as Trustee on behalf of the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan, and the Bank of New York (with Letter Notification to the Bank of New York providing an updated list of members of the Administrative Committee); and the Internal Revenue Service Favorable Approval Letter of the Pentegra Services, Inc.Prototype Non-Standardized Profit Sharing Plan.

         23                         Consent of Schauer, Taylor, Cox, Vise &
                                    Morgan, P.C.

                       ---------------------------------

* The undersigned Registrant hereby undertakes that it will submit or has submitted the Plan and any amendment thereto to the Internal Revenue
     Service ("IRS") in a timely manner and has made or will make all changes required by the IRS in order to qualify the Plan under Section 401 of the Internal Revenue Code.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Appalachian Bancshares, Inc., as Trustee


Date: July 9, 2002                                 By:   /s/  Alan R. May
                                            ------------------------------------
                                            Alan R. May, Chief Financial Officer